UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments Thereto

Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

FedNat Holding Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31431B109

(CUSIP Number)

Steven A. Hale II

2115 E. 7th Street

Charlotte, North Carolina 28204

(252) 335-4610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 31431B109	Page 2 of 15

1.			NAMES OF REPORTING PERSONS Hale Partnership Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares of Common Stock
	8.	SHARED VOTING POWER	2,008,294 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	2,008,294 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,294 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) OO, IA

CUSIP Nos. 31431B109	Page 3 of 15

1.			NAMES OF REPORTING PERSONS Hale Partnership Capital Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) PF, OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares of Common Stock
	8.	SHARED VOTING POWER	1,230,940 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	1,230,940 shares Of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,940 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) OO

CUSIP Nos. 31431B109	Page 4 of 15

1.			NAMES OF REPORTING PERSONS Hale Partnership Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	793,075 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	793,097 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,075 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP Nos. 31431B109	Page 5 of 15

1.			NAMES OF REPORTING PERSONS Clark - Hale Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	161,337 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	161,337 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,337 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP Nos. 31431B109	Page 6 of 15

1.			NAMES OF REPORTING PERSONS MGEN II - Hale Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	33,929 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	33,929 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,929 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP Nos. 31431B109	Page 7 of 15

1.			NAMES OF REPORTING PERSONS Smith - Hale Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	122,022 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	122,022 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,022 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP Nos. 31431B109	Page 8 of 15

1.			NAMES OF REPORTING PERSONS Dickinson-Hale Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	120,577 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	120,577 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,577 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) PN

CUSIP Nos. 31431B109	Page 9 of 15

1.			NAMES OF REPORTING PERSONS Steven A. Hale II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) PF, OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares of Common Stock
	8.	SHARED VOTING POWER	2,008,294 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	2,008,294 shares Of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,294 shares of Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) IN

CUSIP Nos. 31431B109	Page 10 of 15

Item 1.    Security and Issuer

This filing relates to shares of the common stock, par value $0.01 per share, of FedNat Holding Company (the “Issuer”).

Item 2.    Identity and Background

This statement (“Statement”) is filed by the following persons (“Reporting Persons”)

Hale Partnership Capital Management, LLC (“Hale Advisor”)

Hale Partnership Capital Advisors, LLC (“Hale GP”)

Hale Partnership Fund, L.P. (“Hale Fund 1”)

Clark - Hale Fund, L.P. (“Hale Fund II”)

MGEN II - Hale Fund, L.P. (“Hale Fund III”)

Smith - Hale Fund, L.P. (“Hale Fund IV”)

Dickinson-Hale Fund, L.P. (“Hale Fund V”, and together with Hale Fund I, Hale Fund II, Hale Fund III, Hale Fund IV, the “Hale Funds”)

Steven A. Hale II (“Mr. Hale”)

Hale Advisor and Hale GP are each North Carolina Limited Liability Companies

Each of the Hale Funds is a Delaware limited partnership

The address of each of the Reporting Persons is:

3675 Marine Drive

Greenville, North Carolina 27834

Mr. Hale is an individual whose principal address is 2115 E. 7th Street, Charlotte, North Carolina 28204. Mr. Hale is the manager of each of the Hale Funds, and also serves as Chairman of the Board of HG Holdings, Inc., a portfolio company of each of the Hale Funds.

During the last five years, Mr. Hale has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Hale is a United States citizen.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is set forth on the signature page hereto.

CUSIP Nos. 31431B109	Page 11 of 15

Item 3.    Source and Amount of Funds or Other Consideration.

The Reporting Persons previously filed a report on Schedule 13G (last amended on February 12, 2021) reporting their holdings as of that date. The following transactions in the issuer’s common stock have occurred in the past 60 days:

On July 19, 2021:

•	Hale Fund I purchased 10,000 shares of the common stock of the Issuer at a price of $2.57 per share.

•	Hale Fund II purchased 8,000 shares of the common stock of the Issuer at a price of $2.61 per share and 10,000 shares of the common stock of the Issuer at a price of $2.59 per share.

•	Hale Fund IV purchased 8,465 shares of the common stock of the Issuer at a price of $2.61 per share and 5,000 shares of the common stock of the Issuer at a price of $2.60 per share.

•	Hale Fund V purchased 12,947 shares of the common stock of the Issuer at a price of $2.59 per share.

On July 26, 2021:

•	Hale Fund IV purchased 25,000 shares of the common stock of the Issuer at a price of $2.29 per share.

•	Hale Fund V purchased 30,000 shares of the common stock of the Issuer at a price of $2.29 per share.

On July 29, 2021:

•	Hale Fund III purchased 14,000 shares of the common stock of the Issuer at a price of $2.43 per share.

•	Hale Fund IV purchased 14,507 shares of the common stock of the Issuer at a price of $2.43 per share.

•	Hale Fund V purchased 2,800 shares of the common stock of the Issuer at a price of $2.43 per share.

Available assets were used to purchase the shares of common stock referred to in this Item 3. The total amount of funds used to make the purchases on July 19, 2021, July 26, 2021 and July 29, 2021 was $343,463.

In addition, 777,354 shares of the common stock of the Issuer are held in a discretionary separately managed account (the “Managed Account”). These shares were purchased using the funds of the investor in the Managed Account, for which Hale Advisor serves as investment manager. The aggregate purchase price of the Common Stock purchased in the Managed Account in the past 60 days was approximately $292,485.

Item 4.    Purpose of Transaction.

The acquisitions described in Item 3 were made for investment purposes.

Pursuant to paragraph (d) of Item 4 of Schedule 13D, over the last few months, Mr. Hale, who is one of the Issuer’s largest stockholders, has engaged in informal non-confidential discussions with the Issuer.  The date of this Schedule 13D reflects the date that the Issuer advised Mr. Hale of its desire for him to consider joining the Issuer’s Board of Directors (subject to compliance with applicable regulatory requirements), and Mr. Hale is currently considering whether to join the Issuer’s Board.

CUSIP Nos. 31431B109	Page 12 of 15

Whether or not Mr. Hale joins the Issuer’s Board of Directors, he intends to engage in discussions with members of management and the Board, as well as other stockholders and interested parties, and may make recommendations to the Board regarding potential corporate strategy or fundraising alternatives.

Notwithstanding and except as set forth above, Reporting Persons do not have any other present plans that would result in the occurrence of any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)	Hale Fund I is the beneficial owner of 793,075 shares of the common stock of the Issuer, representing 4.6% of the Issuer’s issued and outstanding common stock.

Hale Fund II is the beneficial owner of 161,337 shares of the common stock of the Issuer, representing 0.9% of the Issuer’s issued and outstanding common stock.

Hale Fund III is the beneficial owner of 33,929 shares of the common stock of the Issuer, representing 0.2% of the Issuer’s issued and outstanding common stock.

Hale Fund IV is the beneficial owner of 122,022 shares of the common stock of the Issuer, representing 0.7% of the Issuer’s issued and outstanding common stock.

Hale Fund V is the beneficial owner of 120,577 shares of the common stock of the Issuer, representing 0.7% of the Issuer’s issued and outstanding common stock.

Hale GP is the beneficial owner of 1,230,940 shares of the common stock of the Issuer, representing 7.1% of the Issuer’s issued and outstanding common stock.

Hale Advisors and Mr. Hale are each the beneficial owner of 2,008,294 shares of the common stock of the Issuer, representing 11.5% of the Issuer’s issued and outstanding common stock.

The percentage of beneficial ownership is based upon 17,442,845 shares of common stock outstanding as of August 2, 2021, as reported on Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

(b)	The information contained on the cover pages to this Schedule 13D are incorporated herein by reference.

Hale Advisor, as the investment manager of the Managed Account, beneficially owns the 777,354 shares of the Issuer’s common stock held therein. Hale Advisor receives performance-based fees in relation to the Managed Account based on performance periods of five years. The shares of the Issuer’s common stock in the Managed Account constitute less than 10% of the market value of the Managed Account. Mr. Hale, as the sole manager of Hale Advisor, may be deemed to have the shared power to direct the voting and disposition of shares of the Issuer’s common stock held in the Managed Account. Mr. Hale disclaims beneficial ownership of such shares for all other purposes.

(c)	The information contained in Item 3 to this Schedule 13D is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

CUSIP Nos. 31431B109	Page 13 of 15

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Hale Advisor serves as investment manager with respect to the Managed Account, in return for which Hale Advisor is paid (i) a management fee based on the value of the assets in the Managed Account and (ii) incentive-based fees based on the performance of the assets in the Managed Account over performance periods of five years. Hale Advisor can vote all proxies in accordance with the best interests of the Managed Account, as determined by Hale Advisor in its reasonable discretion, unless otherwise requested by the investor in the Managed Account. The shares of the Issuer’s common stock in the Managed Account constitute less than 10% of the market value of the Managed Account.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

CUSIP Nos. 31431B109	Page 14 of 15

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them in this Statement on Schedule 13D with respect to the common stock of the Issuer.

Dated: August 11, 2021	HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

HALE PARTNERSHIP FUND, L.P.

	By:	Hale Partnership Capital Advisors, LLC,
its General Partner

		By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

CLARK - HALE FUND, L.P.

	By:	Hale Partnership Capital Advisors, LLC,
its General Partner

		By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

CUSIP Nos. 31431B109	Page 15 of 15

MGEN II - HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

SMITH - HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

DICKINSON-HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Manager

By:	/s/ Steven A. Hale II
Steven A. Hale II